June 3, 2005

Via U.S. Mail and Fax
Mr. Bruce J. Mackey Jr.
Treasurer and Chief Financial Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, MA  02458

	RE:	Five Star Quality Care, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 29, 2005
		File No. 1-16817

Dear Mr. Mackey:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the fiscal year ending December 31, 2004, filed March
29, 2005

		Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
		page 21

1. We note that you completed the acquisition of LTA Holdings, Inc.
(LTA) in November 2004.  Please discuss the impact of acquiring
LTA
on your future results of operations.


Notes to Consolidated Financial Statements
         Note 2, Summary of Significant Accounting Policies,
		Continuing care contracts and Revenue Recognition, page
F-8

2. Expand the disclosure of your revenue recognition policy to describe the significant terms of long care arrangements that require the payment of a one-time advance deposit. Describe the method you use to amortize the non refundable portion into income and disclose how you determine the amortization period. Also expand the disclosure in Critical Accounting Policies at page 30 to discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in recognizing revenue under these arrangements. Please refer to Section IV.B of the Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations in Release No FR-72.

3. It appears that you have recorded a portion of advance payments for continuing care contracts as long-term liabilities. Tell us the accounting literature you considered in determining the appropriate classification of advance payments on the balance sheet.

		Acquisitions, page F-13

4. It appears that LTA was a material acquisition in 2004. Please provide a brief description of the acquired entity. Please disclose the primary reasons for the acquisition including the factors that contributed to a purchase price that result in the recognition of goodwill. Please provide a condensed balance sheet showing the amount assigned to each major asset and liability caption of the acquired entity as of the acquisition date.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
??

??

??

??

Mr. Bruce Mackey
Five Star Quality Care, Inc.
June 3 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE